SUPPLEMENTARY AGREEMENT

This Supplementary Agreement (this "Agreement"), dated as of August 15, 2025 is entered into between:

OSISKO DEVELOPMENT CORP., a company existing under the federal laws of Canada, having its head office at 1100, av des Canadiens- de-Montréal, Suite 300, P.O. Box 211, Montréal, Québec, H3B 2S2

("ODV" or the "Corporation")

- AND -

DOUBLE ZERO CAPITAL LP, as Managed by its General Partner, Brand Name GP LLC, having an address at 10785 West Twain Avenue, Suite 250, Las Vegas, NV 89135

("Double Zero")

WHEREAS pursuant to a subscription agreement between the parties dated August 15, 2025 (the "Subscription Agreement"), Double Zero subscribed for 36,600,000 Units (as defined in the Subscription Agreement) at a price of US$2.05 per Unit, with each Unit consisting of one Common Share (as defined in the Subscription Agreement) and one-half of one Warrant (as defined in the Subscription Agreement);

AND WHEREAS all capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Subscription Agreement;

AND WHEREAS pursuant to applicable Canadian securities laws and the rules of the TSX Venture Exchange (the "Exchange"), no "control person" (as defined under the Securities Act (Ontario)) may be created without prior approval of shareholders and "control persons" are subject to certain restrictions on resale;

AND WHEREAS, accordingly, the parties have agreed that, unless certain conditions are met, Double Zero's shareholdings in ODV are not to exceed, at any time, 19.9% of the then-outstanding Common Shares of ODV on a basic non-diluted basis (the "Ownership Threshold");

AND WHEREAS in connection with the subscription by Double Zero under the Subscription Agreement, ODV has agreed that Double Zero will be entitled to 4% of the gross proceeds of its subscription as finder's fees, which shall be payable in Common Shares or cash, at the election of Double Zero (the "Finder's Fee");

AND WHEREAS the parties have agreed to amend and supplement the terms of the Subscription Agreement on terms and conditions set out herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and in the Subscription Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. The parties agree that:

(a) subject the Required Approvals (as defined herein) being obtained, Double Zero will not be entitled to exercise that number of Warrants to be issued to it pursuant to the Subscription Agreement, or that number of other convertible securities previously or subsequently acquired by Double Zero, if as a result of any such exercise or exercises, the number of Common Shares held by Double Zero will be equal to or exceed the Ownership Threshold; and

(b) upon the written request of Double Zero, ODV shall use commercially reasonable efforts to cooperate with Double Zero to obtain any required approvals of shareholders, the Exchange or any applicable stock exchange or applicable regulatory authority (the "Required Approvals") to allow Double Zero to exercise that number of Warrants to be issued to it pursuant to the Subscription Agreement, or that number of other convertible securities previously or subsequently acquired by Double Zero, in excess of the Ownership Threshold.

2. Double Zero acknowledges that it has been independently advised as to insider reporting requirements under National Instrument 55-104 - Insider Reporting Requirements and Exemptions and the early warning system requirements under National Instrument 62-103 - The Early Warning System and Related Take-Over Bid and Insider Reporting Issues and National Instrument 62-104 - Take-Over Bids and Issuer Bids (collectively, the "Requirements") and confirms that Double Zero is solely responsible for such Requirements.

3. Subject to acceptance by the Exchange, as required, ODV agrees to pay to Double Zero the Finder's Fee, and Double Zero represents, warrants and covenants that as of the date of this Supplementary Agreement, closing of the Offering and receipt of the Finder's Fee, Double Zero:

(a) is not registered pursuant to applicable Canadian securities legislation and is not required to be registered under or exempted from any applicable Canadian securities legislation in connection with the transactions contemplated herein, and will not perform any act which would require Double Zero to become registered under applicable Canadian securities legislation;

(b) is legally entitled to receive the Finder's Fee for the introduction contemplated hereby;

(c) is not acting and did not act as an "underwriter" under any applicable Canadian securities laws; and

(d) with respect to Double Zero's participation in the Offering, it has complied with all applicable Canadian securities legislation applicable to it as part of the Offering.

4. Other than after giving effect to the subscription in the Subscription Agreement, as of the date hereof, Double Zero is not an insider of the Corporation (as such term is defined under Applicable Securities Laws) and is dealing at arm's length with the Corporation.

5. Double Zero acknowledges, consents and authorizes ODV to collect, retain and disclose information regarding itself as required pursuant to applicable laws, including the filing of a report disclosing its name, address, insider and registration status, and details of the compensation paid by the Corporation to Double Zero, with the Exchange and securities commissions in Canada, which reports may be available to the public.

6. Except for the amendments as provided for in this Agreement, which are hereby deemed to be merged with the Subscription Agreement, the terms and conditions of the Subscription Agreement shall remain in full force and effect.

7. Double Zero acknowledges that it has obtained its own independent legal counsel in connection with the subject matter hereof.

8. This Agreement is governed by, subject to and interpreted in accordance with the laws prevailing in the Province of Ontario and the federal laws of Canada applicable therein, and the parties hereby agree to attorn to the exclusive jurisdiction of the courts of the Province of Ontario regarding any dispute arising in connection with this Agreement.

9. This Agreement may be signed by the parties in counterparts, including electronically, and each of which when delivered will be deemed to be an original and all of which together will constitute one instrument.

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IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day and year first above written.

OSISKO DEVELOPMENT CORP.

Per:	(signed) "Sean Roosen"
Name: Sean Roosen Title: Chairman and Chief Executive Officer

DOUBLE ZERO CAPITAL LP

Per:	(signed) "Authorized Signatory"
Authorized Signatory